December 19, 2018

James J. Kleckner
Chief Executive Officer, President and Director
Jagged Peak Energy LLC
1401 Lawrence Street, Suite 1800
Denver, CO 80202

       Re: Jagged Peak Energy LLC
           Registration Statement on Form S-4
           Filed December 13, 2018
           File No. 333-228776

Dear Mr. Kleckner:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
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